

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2022

Allan Shaw
Chief Financial Officer
Portage Biotech Inc.
6 Adelaide Street East, Suite 300
Toronto, Ontario, Canada M5C1H6

> **Re: Portage Biotech Inc.**
> **Form 20-F for the Fiscal Year ended March 31, 2021**
> **Filed July 29, 2021**
> **File No. 001-40086**

Dear Mr. Shaw:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended March 31, 2021

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

1. We note that the opinion on page F-1 indicates an audit of your financial statements was conducted for the three most recently completed fiscal years. However, the opinion expressed only covers the two most recently completed fiscal years.

    Please discuss this observation with your auditor. You will need to obtain and file an audit opinion that covers all three fiscal years to comply with Item 8.A.2 of Form 20-F.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Lily Dang at 202-551-3867 or John Cannarella at 202-551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller - Branch Chief at 202-551-3686 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation